Thunder Power Holdings, Inc.
Unit 5, 21/F., Westley Square, 48 Hoi Yuen Road
Kwun Tong, Kowloon, Hong Kong

BY EDGAR

May 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn:	Claire Erlanger Thomas Jones
Jay Ingram

RE:	Thunder Power Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 14, 2025

Dear Ms. Erlanger, Messrs Jones and Ingram:

Thunder Power Holdings, Inc. (the “Company”), a Delaware corporation, hereby submits this letter in response to the comments set forth in that certain letter dated April 25, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the preliminary proxy statement on Schedule 14A that the Company filed with the Commission on April 14, 2025.

The Company is responding to the Staff’s comments by filing Amendment No. 3 to the proxy statement (“Amendment No. 3”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	General

We note from your response to our prior comment 2 that you have included financial statements of Electric Power Technology Limited that are audited in accordance with US GAAS. Please note that the audit of the financial statements for both years ended December 31, 2024 and 2023 must be audited in accordance with US GAAS. If the auditor has not already done so, please have it perform the audit of the year ended December 31, 2023 in accordance with US GAAS and revise its report to state that it audited both years in accordance with US GAAS.

Response

In response to the comment, we hereby confirm that the audit on the financial statements of Electric Power Technology Limited for the year ended December 31, 2023 have been performed in accordance with US GAAS. Please refer to the updated audit opinion on F-5.

Comment 2	General

We note from your response to our prior comment 3 that you are working with the TW Company to update the financial statements under IFRS issued by IASB. Please explain to us the meaning of this statement and if the financial statements included in the filing are not in prepared in accordance with IFRS as issued by the IASB, please tell us when you expect that you will revise them to be compliant. Additionally, please note that the audit report and the notes to the financial statements should be revised to disclose that the financial statements were prepared under IFRS as issued by the IASB once that is true.

Response

The Company respectfully submits that the financial statements of the TW Company that included in this Amendment No.3 is prepared in accordance with IFRS issued by IASB. In response to the comment, we have revised the disclosure on pages F-6 and F-17

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call contact undersigned at Simon Ho Simon.Ho@tpev.com or Elizabeth Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (tel:212-326-0199).

Sincerely,

/s/ Pok Man Ho
Pok Man Ho
Interm Chief Financial Officer